UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

BEA Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

073325 10 2 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 073325 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Warburg Pincus Ventures, L.P. – (IRS Identification No. 13-3784037)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    Sole Voting Power

24,789,578 shares, except that Warburg Pincus & Co. (“WPC”), the sole general partner of Warburg Pincus Ventures, L.P. (“WPV”), may be deemed to have sole voting power with respect to such shares and Warburg Pincus LLC (“WPLLC”), the company managing WPV, may be deemed to share voting power with respect to such shares.

  6.    Shared Voting Power

See response to Row 5

  7.    Sole Dispositive Power

24,789,578 shares, except that WPC, the sole general partner of WPV, may be deemed to have sole voting power with respect to such shares and WPLLC, the company managing WPV, may be deemed to share voting power with respect to such shares.

  8.    Shared Dispositive Power

See response to Row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,789,578

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 073325 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Warburg Pincus & Co. – (IRS Identification No. 13-6358475)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    Sole Voting Power

24,955,278 shares, of which 24,789,578 are beneficially owned by WPV. WPC is the sole general partner of WPV and WPLLC is the company managing WPV. WPC may be deemed to have sole voting power with respect to such shares.

  6.    Shared Voting Power

See response to Row 5

  7.    Sole Dispositive Power

24,955,278 shares, of which 24,789,578 are beneficially owned by WPV. WPC is the sole general partner of WPV and WPLLC is the company managing WPV. WPC may be deemed to have sole voting power with respect to such shares.

  8.    Shared Dispositive Power

See response to Row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,955,278

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 073325 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Warburg Pincus LLC – (IRS Identification No. 13-3536050)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    Sole Voting Power

24,789,578 shares, except that WPC, the sole general partner of WPV, may be deemed to have sole voting power with respect to such shares and WPLLC and WPV may be deemed to share voting power with respect to such shares.

  6.    Shared Voting Power

See response to Row 5

  7.    Sole Dispositive Power

24,789,578 shares except that WPC, the sole general partner of WPV, may be deemed to have sole voting power with respect to such shares and WPLLC and WPV may be deemed to share voting power with respect to such shares.

  8.    Shared Dispositive Power

See response to Row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,789,578

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) OO

Item 1.	(a)	Name of Issuer

BEA Systems, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

2315 North First Street San Jose, California 95131

Item 2.	(a)	Name of Person Filing

Warburg Pincus Ventures, L.P. Warburg Pincus & Co. Warburg Pincus LLC

	(b)	Address of Principal Business Office or, if none, Residence

466 Lexington Avenue New York, New York 10017

	(c)	Citizenship

Warburg Pincus Ventures, L.P. is a Delaware limited partnership, Warburg Pincus & Co. is a New York general partnership and Warburg Pincus LLC is a New York limited liability company.

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

073325 10 2

Item 3.	If this statement if filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is filing as a:

Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 24,955,278

	(b)	Percent of class: 5.9%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Row 5 for each personal filing

(ii) Shared power to vote or to direct the vote: See Row 6 for each personal filing

(iii) Sole power to dispose or to direct the disposition of: See Row 7 for each personal filing

(iv) Shared power to dispose or to direct the disposition of: See Row 8 for each personal filing

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2004

WARBURG PINCUS VENTURES, L.P.

By:	Warburg Pincus & Co., General Partner

By:	/s/ Scott A. Arenare
Name:	Scott A. Arenare
Title:	Partner

WARBURG PINCUS & CO.

By:	/s/ Scott A. Arenare
Name:	Scott A. Arenare
Title:	Partner

WARBURG PINCUS LLC

By:	/s/ Scott A. Arenare
Name:	Scott A. Arenare
Title:	Managing Director